UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 39)

Western Asset Municipal Partners Fund II Inc. (MPT)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766V105

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766V105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  574,070

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  574,070

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

574,070

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

9.56%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Western Asset Municipal Partners Fund II Inc.
385 East Colorado Boulevard
Pasadena, California 91101

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 574,070 shares of MPT on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 9.56% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MPT fit the investment guidelines for various Accounts. Shares have been acquired since December 24, 1997.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 574,070 shares, which represents 9.56% of the outstanding Shares. George Karpus presently owns 16,650 shares purchased on August 15 & 16, 2001 at $12.60 (7,500 shares), August 21 & September 19 at $12.71 (2,500 shares), April 14, 2003 at $13.06 (600 shares), and May 6, 7 & 9 at $13.40 (9,400 shares).He sold on June 28, 2005 at $ 13.50 (200 shares), June 29 at $13.59 and $13.60 (1,000 shares), and June 30 at $ 13.61 (100 shares), July 6, 2005 at $13.53 (300 shares), July 7 &11 at $13.56 (200 shares), July 14 at $13.54 (300 shares) and February 15, 2006 at $13.65 (50 shares). Jo Ann Van Degriff owns 1,350 shares purchased on May 10, 2005 at $12.70 (1,000 shares), November 20, 2006 at $12.87 (250 shares) and on November 21, 2006 at $12.85 (50 shares). Karpus Management, Inc. presently owns 2,200 shares purchased on August 11, 2005 at $13.66, August 8, 2006 at $12.56 (1,000 shares), October 27, 2006 at $12.76 (300 shares), November 1, 2006 at $12.78 (50 shares), November 2, 2006 at $12.81 (250 shares), November 6, 2006 at $12.76 (50 shares), November 7, 2006 at $12.78 (50 shares), November 17, 2006 at $12.88 (200 shares), November 20, 2006 at $12.87 (150 shares), and on November 21, 2006 at $12.85 (50 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.66%. Urbana Partners, L.P. currently owns 17,900 shares. None of the other Principals presently own shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 10/10/2006 1100  $12.73
 10/11/2006 800  $12.74
 10/13/2006 -700  $12.67
 10/17/2006 2000  $12.75
 11/1/2006 5,100  $12.81
 11/2/2006 14,800  $12.81
 11/3/2006 1,300  $12.78
 11/6/2006 12,700  $12.78
 11/7/2006 2,500  $12.79
 11/8/2006 600  $12.84
 11/10/2006 1,500  $12.89
 11/13/2006 2,875  $12.86
 11/14/2006 2,200  $12.88
 11/15/2006 1,700  $12.83
 11/17/2006 17,700  $12.89
 11/20/2006 24,400  $12.87
 11/21/2006 7,500  $12.86
 11/22/2006 3,600  $12.89
 11/27/2006 3,300  $12.93
 11/28/2006 200  $12.91
 11/29/2006 4,000  $12.96
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MPT securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   December 8, 2006